12-3-24

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SECURIT 04017253 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sincere & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Rolling Meadow Drive
(No. and Street)

Holliston, (City) MA (State) 01746-2633 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company
(Name – *if individual, state last, first, middle name*)

14 West Plain Street (Address) Wayland, (City) MA (State) 01778 (Zip Code)

RECD S.E.C.
FEB 26 2004
613

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra L. Sincere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sincere & Co., LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

SCOTT EARL HARRISON
Notary Public
Commonwealth of Massachusetts
My Commission Expires

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- **☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- **☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** ☒ (g) Computation of Net Capital.
- ** ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Filed only in binder II - Confidential Information

10:04 AM
03/26/04
Accrual Basis

Sincere & Co., LLC
Balance Sheet
As of December 31, 2003

	Dec 31, 03
ASSETS	
Current Assets	
Checking/Savings	
1000 · Cash/S&Co BankBoston	26,775.99
Total Checking/Savings	26,775.99
Accounts Receivable	
1200 · Accounts Receivable	246,589.35
Total Accounts Receivable	246,589.35
Other Current Assets	
1480 · SDN Receivable	35,000.00
Total Other Current Assets	35,000.00
Total Current Assets	308,365.34
Fixed Assets	
1600 · Furniture & Fixtures	3,854.03
1502 · Computer Equipment	32,575.96
1504 · Office Equipment	7,048.88
1600 · Accum Depr - Furniture & Fixt	-3,854.03
1602 · Accum Depr - Computer Equip	-21,747.32
1604 · Accum Depr - Office Equipment	-2,502.34
Total Fixed Assets	15,375.18
TOTAL ASSETS	323,740.52
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	0.62
Total Accounts Payable	0.62
Other Current Liabilities	
2003 · Accrued Expenses	50,000.00
2600 · SDN Collateral Agreement	35,000.00
Total Other Current Liabilities	85,000.00
Total Current Liabilities	85,000.62
Total Liabilities	85,000.62

10:04 AM
03/26/04
Accrual Basis

Sincere & Co., LLC
Balance Sheet
As of December 31, 2003

	Dec 31, 03
Equity	
3000 · Owner's Capital	153,940.56
3100 · Owners Draw	-283,201.61
3900 · Retained Earnings	-49,367.97
Net Income	417,368.92
Total Equity	238,739.90
TOTAL LIABILITIES & EQUITY	323,740.52